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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed

811-09032			December 31, 2007

2. State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

RidgeWorth Variable Trust

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of RidgeWorth Variable Trust, formerly STI Classic Variable Trust, (consisting of Large Cap Core Equity Fund, Large Cap Growth Stock Fund, Large Cap Value Equity Fund, Mid-Cap Core Equity Fund and Small Cap Value Equity Fund, separately managed portfolios of the RidgeWorth Variable Trust) (collectively referred to as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2007, and from November 16, 2007 through December 31, 2007.
Based on this evaluation, we assert that the Funds are in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2007, and from November 16, 2007 through December 31, 2007, with respect to securities reflected in the investment account of the Funds.
RidgeWorth Variable Trust

/s/ Julia Short Julia Short
President and Chief Executive Officer

/s/ Martin R. Dean Martin R. Dean
Treasurer and Chief Financial Officer

PricewaterhouseCoopers LLP
41 South High Street
Suite 2500
Columbus, OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044
Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
RidgeWorth Variable Trust (formerly STI Classic Variable Trust):
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that RidgeWorth Variable Trust (consisting of Large Cap Core Equity Fund, Large Cap Growth Stock Fund, Large Cap Value Equity Fund, Mid-Cap Core Equity Fund and Small Cap Value Equity Fund, separately managed portfolios of the RidgeWorth Variable Trust) (collectively referred to as the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2007, and with respect to agreement of security purchases and sales, for the period from November 16, 2007 (the date of our last examination), through December 31, 2007:
•	For all securities shown on the safekeeping reports of SunTrust Bank as of December 31, 2007 which were designated as being held in book entry form by a depository (which were limited to securities owned by the Funds), we confirmed the omnibus positions in all such securities with the depository (the Depository Trust Company). For a sample of securities on the safekeeping reports of SunTrust Bank designated as being held by the depository, obtained a detailed account listing of all SunTrust accounts holding the security selected in our sample and (1) agreed SunTrust’s total position in the selected security per the detailed listing to the omnibus position in the selected security per the depository and (2) agreed the fund’s position in the selected security per the detailed account listing to the safekeeping reports;

•	Confirmation of all securities out for transfer with brokers or alternative procedures;

•	Reconciliation of all such securities to the books and records of the Funds and SunTrust Bank;

•	Agreement of 71 security purchases and 79 security sales or maturities since our last report from the books and records of the Funds to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2007 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
PricewaterhouseCoopers LLP
July 2, 2008